Exhibit 99.1

MAGNA INTERNATIONAL INC.

BOARD CHARTER

Purpose

This Charter has been adopted by the Board of Directors to assist the Board in the exercise of its responsibilities. This Charter, together with the Corporate Constitution, the charters of the Board’s committees and the various policies, principles, procedures, codes and guidelines adopted by the Board and/or any Board committees from time to time, collectively comprise the Corporation’s overall corporate governance framework.

Where used in this Board Charter, the following terms have the following meanings:

“Act” means the Business Corporations Act (Ontario).

“Board Interlock” means a circumstance in which two directors of the Corporation serve together on the board of directors of another public company.

“Executive Management” means all appointed officers of the Corporation above the level of Vice-President.

“Independent Auditor” means the independent auditor nominated for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation.

“Independent Director” means an individual who meets the independence standards specified under applicable law, currently being Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

Role and Responsibilities of the Board

1.                                      Stewardship Role: The Board is responsible for the overall stewardship of the Corporation. To this end, the Board:

•                                          supervises the management of the business and affairs of the Corporation pursuant to the Act and other applicable law; and

•                                          jointly with Executive Management, seeks to create long-term shareholder value.

2.                                      Specific Responsibilities: In addition to the Board’s legal obligations under the Act and any requirements specified in the Corporation’s articles of incorporation and by-laws, the Board bears responsibility for the following:

Corporate Culture and Governance

a.              Oversight and Reinforcement of the Corporate Culture: The Corporation maintains a unique entrepreneurial corporate culture which seeks to encourage productivity, ingenuity and innovation and align the interests of employees, management and shareholders. This corporate culture includes a number of operating principles, including:

•                  functional and operational decentralization;

•                  fiscal discipline;

•                  employee equity participation and profit sharing;

•                  shareholder profit participation through dividends;

•                  incentive-based management compensation;

•                  a commitment to innovation through research and development; and

•                  support for charitable, cultural, educational, political and other social causes.

The Board shall be responsible for overseeing and reinforcing the Corporation’s entrepreneurial corporate culture which has been essential to the Corporation’s long-term financial success, the creation of long-term shareholder value and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels.

b.              Approach to Corporate Governance and Governance Guidelines: The Board shall oversee the development of the Corporation’s system of, and overall approach to, corporate governance.  The Board has delegated to the Corporate Governance, Compensation and Nominating Committee responsibility to review and make recommendations to the Board regarding corporate governance matters.

Management Oversight

c.               Selecting the Chief Executive Officer and Overseeing the Hiring of Other Members of Executive Management:  The Board is responsible for selecting the Corporation’s Chief Executive Officer. In doing so, the Board shall consider a number of factors, including a candidate’s personal and professional integrity, reputation, achievements, experience, acumen/judgment, leadership qualities, knowledge and understanding of the Corporation’s business environment. Additionally, the Board shall provide oversight and advice with respect to the selection of other members of Executive Management.

d.              Satisfying itself as to the Integrity of Executive Management: The Board shall take such actions as it deems necessary to satisfy itself as to the:

•                  integrity of the Corporation’s Chief Executive Officer and other members of Executive Management; and

•                  creation and fostering by the Chief Executive Officer and other members of Executive Management of a culture of integrity and ethical business conduct throughout the Corporation.

e.               Overseeing Executive Compensation: The Board shall be responsible for ensuring that the Corporation’s system of executive compensation:

•                  is consistent with the Corporation’s entrepreneurial culture; and

•                  continues to meet the objectives of attracting, retaining and motivating skilled executives.

The Board has delegated to the Corporate Governance, Compensation and Nominating Committee responsibility for making recommendations to the Board with respect to the:

•                  Corporation’s overall system of executive compensation; and

•                  application of such system to members of Executive Management, including with respect to the assessment of the performance of Executive Management and the determination of all direct, indirect and incentive compensation, benefits and perquisites (cash and non-cash) for members of Executive Management.

In addition, the Board shall provide shareholders with an annual advisory vote on the Corporation’s approach to executive compensation, substantially in the form of the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the [insert year] annual meeting of shareholders.”

In the event the annual advisory vote indicates significant opposition to the Corporation’s approach to executive compensation, the Board shall engage with shareholders to better understand the issues of concern and shall take such issues under advisement in determining the changes, if any, to be made to the Corporation’s system of executive compensation.

f.                Leadership Development & Succession Planning: The Board shall be responsible for satisfying itself that the Corporation has developed and implemented effective succession plans identifying potential candidates for all positions within Executive Management, management of the Corporation’s Operating Groups and other key positions in the company. In fulfilling its responsibilities, the Board must satisfy itself that the Corporation’s leadership development and succession planning processes:

•                  have been structured to enable the Board to promptly address an unplanned succession event involving the Corporation’s Chief Executive Officer or other key members of Executive Management; and

•                  include robust and effective talent management practices to identify, reward, retain and promote high-performing employees.

The Board has delegated to the Corporate Governance, Compensation and Nominating Committee responsibility for reviewing such succession plans and making its recommendations to the Board.

The Board is also involved in management succession and planning through its review of executive officer appointments. In reviewing and appointing the Corporation’s executive officers, the Board shall satisfy itself as to each candidate’s personal and professional integrity, as well as skill and experience for the proposed office.

Corporate Strategy

g.              Adoption of a Strategic Planning Process: In respect of each fiscal year, the Board shall:

•                  meet with applicable members of Executive Management and Operating Group management regarding strategic planning for the Corporation, including identification of future trends, opportunities and risks over a three to seven-year horizon; and

•                  consider and approve a business plan which addresses such trends, opportunities and risks.

Specific business plans and strategies at both the corporate and Operating Group levels shall be presented by Executive Management and Operating Group management for discussion with the Board. Capital expenditure projections for each fiscal year shall be reviewed and a budget presented for Board approval. Updates on industry trends, product strategies, new product developments, major new business, capital expenditures and specific problem areas/action plans shall be presented by management and discussed as required at regular quarterly Board meetings. The Board has delegated to the Technology Committee responsibility for reviewing and making its recommendations to the Board regarding the impact of technology trends on the Corporation’s business, operations and strategy.

Risk Oversight

h.              Identification and Mitigation of Principal Risks: The Board shall satisfy itself that Executive Management maintains effective processes to identify and mitigate the principal business risks faced by the Corporation. The Board has delegated specific risk oversight responsibilities to each of the standing Committees, which shall periodically report to the Board in respect of such activities.

i.                 Integrity of Internal Controls and Management Information Systems: The Board shall satisfy itself that effective systems are in place to monitor the integrity of the Corporation’s system of internal controls and its critical management information systems. The Board has delegated to the Audit Committee responsibility to review and monitor the effectiveness of such systems and to make its recommendations to the Board.

Communication with Shareholders and Other Stakeholders

j.                 Shareholder Engagement: The Board recognizes the importance and value of regular, constructive engagement with the Corporation’s shareholders. The Board Chair shall act as the Board’s contact and Board spokesperson in connection with all meetings with shareholders and may be accompanied in such meetings by the Corporation’s most senior investor relations or financial officer or such other officer as may be appropriate to assist in ensuring that discussions do not extend to undisclosed material facts or changes.

k.              Communications Policy: The Board shall oversee the Corporation’s programs to effectively communicate with all of its stakeholders, including employees, as well as the general public. Such programs include without limitation: open quarterly webcast conference calls; the Corporation’s website; MagNet (intranet); and the Hotline. The Board shall also satisfy itself that the Corporation maintains appropriate policies regarding corporate disclosure.

Fundamental Corporate Actions

l.                 Reviewing, Approving and Monitoring Fundamental Corporate Actions: In addition to those specific matters requiring prior Board approval under applicable laws, rules and regulations, or elsewhere in this Charter, the Board shall be responsible for:

•                  approving the following:

•                  the Corporation’s interim and annual financial statements, related Management’s Discussion and Analysis of Results of Operations and Financial Position, earnings press releases and other public disclosure documents of the Corporation containing financial information of the Corporation;

•                  material public disclosures of the Corporation, including all management information circulars/proxy statements, annual information forms/40-Fs and material press releases;

•                  business plans and capital expenditure budgets;

•                  material financing activities, whether by way of debt or equity;

•                  major organizational restructurings (excluding internal reorganizations);

•                  material acquisitions and divestitures; and

•                  major corporate policies; and

•                  recommending the Independent Auditor to shareholders, based on the recommendation of the Audit Committee.

Board Leadership and Structure

3.                                      Board Chair: The Independent Directors shall select from among themselves an Independent Director to act as Chair of the Board. The Board Chair shall preside as chair at all Board and shareholder meetings and carry out such specific duties as set forth in this Board Charter, the Corporation’s general by-law and as otherwise required by the Board from time to time.

4.                                      Separation of Board Chair and Chief Executive Officer Roles: The positions of Board Chair and Chief Executive Officer of the Corporation shall not be occupied by the same person, except on an interim basis following the resignation or termination of a Chief Executive Officer.

5.                                      Board Chair’s Duties: The duties of the Board Chair include:

•                                          presiding as Chair of all Board and shareholder meetings;

•                                          agenda setting for Board meetings;

•                                          representing the Board in discussions with third parties, including shareholder engagement meetings and similar activities with other stakeholders;

•                                          representing the Independent Directors in discussions with Executive Management;

•                                          ensuring that the Board functions independently of management;

•                                          together with the Chief Executive Officer, assisting in recruiting to the Board potential director candidates who have been identified and recommended by the Corporate Governance, Compensation and Nominating Committee;

•                                          overseeing the annual assessment of the effectiveness of the Board and each of its standing committees; and

•                                          performing such other duties and responsibilities as are delegated by the Board from time to time.

6.                                      Effect of Resignation by Chief Executive Officer: A person serving as both a director and Chief Executive Officer of the Corporation shall submit to the Board his or her resignation as  a director upon his or her resignation or termination as the Chief Executive Officer. The Corporate Governance, Compensation and Nominating Committee shall consider and make recommendations to the remaining members of the Board as to whether to accept such resignation and, if so, the appropriate effective date thereof to help achieve an orderly transition.

7.                                      Standing Committees:  The Board shall have three standing committees:

•                                          Audit Committee;

•                                          Corporate Governance, Compensation and Nominating Committee; and

•                                          Technology Committee.

The purpose, duties, responsibilities and composition of, and other matters relating to, each such committee shall be set forth in a committee charter approved by the Board and each standing committee shall act within and under the mandate set forth in its charter.

8.                                      Special Committees:  From time to time, the Board may establish special committees to review and make recommendations on specific matters. Where appropriate, such special committees shall be composed entirely of Independent Directors of the Corporation.

Board Independence and Effectiveness

9.                                      Size: The Board shall consist of such number of directors between five and fifteen as the Board deems appropriate in order to facilitate effective and efficient decision-making. The Board has delegated to the Corporate Governance, Compensation and Nominating Committee the responsibility for considering and making recommendations to the Board with respect to Board size. Given the Corporation’s size, scope and complexity, as well as the need for a diversity of director views, it is expected that the Board will typically include at least nine directors.

10.                               Independence: At least two-thirds of the Corporation’s directors shall be Independent Directors. The Board shall annually determine the independence of each director, based on the recommendations of the Corporate Governance, Compensation and Nominating Committee.

If less than two-thirds of the Corporation’s directors are Independent Directors, including as a result of an Independent Director ceasing to be a director for any reason, the Board shall act promptly and in any event within 120 days use all reasonable efforts to restore the two-thirds independence ratio.

11.                               Board Diversity Policy: The Board shall consist of directors who represent a diversity of knowledge, skills, experience, perspectives and backgrounds which will assist the Board in fulfilling its duties.  In addition, the Board aspires to achieve gender parity by [December 31, 2023], subject to a minimum of not less than 30% female directors prior to that time. For purposes of this target, gender parity will be achieved if the balance between male and female directors ranges between 40% and 60%, assessed over a three-year timeframe. Beyond gender, diversity, the Board’s composition will generally be reflective of the Corporation’s customers, shareholders and employees, as well as the geographic markets in which it operates.

12.                               Individual Attributes: At a minimum, each director should possess the following attributes:

•                  personal and professional integrity;

•                  significant achievement in his or her field;

•                  experience and expertise relevant to the Corporation’s business;

•                  a reputation for sound and mature business judgment;

•                  the commitment and ability to devote the necessary time and effort in order to conduct his or her duties effectively; and

•                  general ability to read and understand financial statements.

13.                               Director Recruitment, Tenure and Succession: The Corporate Governance, Compensation and Nominating Committee shall oversee the Board’s succession practices and make recommendations to the Board regarding director recruitment, tenure and Board refreshment.

In order to promote a diverse Board consistent with the policy in Section 11 of this Charter, the Corporate Governance, Compensation and Nominating Committee shall establish recruitment procedures intended to elicit a diverse range of candidates, without discrimination on the basis of any diversity attributes, including age, gender, cultural background, national origin, religion, physical ability and sexual or gender orientation.

Decisions regarding continued service on the Board by an Independent Director shall be based primarily on the Board’s skills needs, the Independent Director’s performance, as determined through the Board’s annual effectiveness evaluation, as well as his or her continued independence. As a general rule, an Independent Director shall serve for a term of up to 12 years.

14.                               Interlocks: In selecting candidates for nomination as directors of the Corporation, the Board has charged the Corporate Governance, Compensation and Nominating Committee with the responsibility of managing Board Interlocks. The Corporate Governance, Compensation and Nominating Committee shall not propose a slate of directors for election by shareholders if the election of those directors would result in more than two concurrent Board Interlocks. During the period between annual shareholder meetings, directors are required to advise the Chair of the Corporate Governance, Compensation and Nominating Committee of their intention to join or be nominated for election to the Board of another public company in order to help ensure that the Board does not exceed two Board Interlocks.

15.                               Overboarding: In order to be able to devote the necessary time and effort to the activities of the Board and its committees, a director should not sit on a total of more than four public company boards without the prior approval of the Corporate Governance, Compensation and Nominating Committee. A director who serves as a chief executive officer (or equivalent position) of a public company or similar commercial enterprise should not sit on more than one public company board in addition to the company of which he or she is a chief executive officer without the prior approval of the Corporate Governance, Compensation and Nominating Committee.

16.                               Material Change in Director’s Status: Each director shall be required to notify the Chair of the Corporate Governance, Compensation and Nominating Committee of any material change in his or her circumstances which could adversely impact the director’s ability to carry out his or her duties on the Board and any Committees. Such circumstances could include material changes to the director’s:

•                  health;

•                  qualification as an Independent Director;

•                  primary occupation;

•                  country of primary residence; and/or

•                  inability to meet the attendance requirement contained in this Charter.

17.                               Access to Outside Advisors:  The Board and its Committees may retain and compensate outside legal and other advisors at the expense of the Corporation where reasonably required to assist and advise the Board and Committees in carrying out their duties and responsibilities.

18.                               Prohibition on Loans to Directors and members of Executive Management: The Corporation shall not make personal loans or extensions of credit to directors of the Corporation or members of Executive Management.

19.                               Board and Chair Evaluation:  The Board Chair, in conjunction with the Corporate Governance, Compensation and Nominating Committee, is responsible for assisting in the annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and individual directors. The Board Chair may determine the most effective way to complete the evaluation in any particular year, including by: written questionnaire; interviews of Independent Directors by the Board Chair; and/or interviews of Independent Directors by a third party. Feedback from the annual evaluation shall be considered by the Corporate Governance, Compensation and Nominating Committee and the Board in connection with the nomination of directors for election by shareholders.

Majority Voting Policy

20.                               Majority Voting: Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favour (“an Affected Director”) shall immediately tender his or her written resignation to the Chair of the Corporate Governance, Compensation and Nominating Committee (with a copy to the Secretary of the Corporation) after the shareholder meeting at which the election occurred. Such resignation shall take effect upon acceptance in accordance with this Section 20.

The Corporate Governance, Compensation and Nominating Committee of the Board shall consider the Affected Director’s resignation. Absent exceptional circumstances, the Corporate Governance, Compensation and Nominating Committee shall recommend and the Board shall accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Corporation shall promptly disclose in a press release, a copy of which is provided to the Toronto Stock Exchange, the determination made by the Board, including, if applicable, the nature of the exceptional circumstances underlying a refusal to accept an Affected Director’s resignation.

An Affected Director will not participate in the recommendation of the Corporate Governance, Compensation and Nominating Committee or the determination made by the Board. If a quorum of the Corporate Governance, Compensation and Nominating Committee cannot be obtained due to the service on the Corporate Governance, Compensation and Nominating Committee of one or more Affected Directors, the Board shall consider the resignation and make the determination.

Upon acceptance of an Affected Director’s resignation, the Board may (subject to applicable law):

•                  leave the vacancy unfilled until the next annual meeting of the Corporation;

•                  fill the vacancy through the appointment of a new director (other than the Affected Director); or

•                  call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

21.                               Disclosure of Detailed Voting Results: Promptly after a shareholders’ meeting, the Corporation shall disclose in a press release the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Director Orientation, Education and Access to Senior Employees

22.                               Director Orientation:  New Independent Directors shall be provided with a detailed overview of the Corporation’s business in order to assist them in contributing effectively to the Board. Management shall provide new Independent Directors with an orientation manual, the opportunity to meet with Executive Management and operational personnel and the opportunity to visit the Corporation’s manufacturing and other facilities.

Additionally, the Board may undertake or arrange for continuing director education activities and programs on subjects that would assist directors in carrying out their duties. Individual directors are encouraged to participate in external director education activities at the Corporation’s expense and shall be reimbursed for their costs in doing so.

23.                               Director Education: The Corporation shall offer directors a continuing director education program to assist them in furthering their understanding of the Corporation’s business and the automotive industry, directors’ duties and responsibilities and topical issues and emerging trends, including in such areas as corporate governance, risk management, development of human capital, executive compensation, ethics and compliance, mergers and acquisitions, as well as legal and regulatory matters. The educational priorities identified by the Board from time to time shall be addressed in the development of the director education program for any year. The Corporation’s director education program may include different elements, including: site visits to the Corporation’s facilities or those of its customers or suppliers; in-boardroom presentations by members of management or external advisors; attendance at third-party led training programs; membership in applicable organizations; and subscriptions to relevant periodicals or other educational resources. Additionally, Independent Directors are encouraged to participate in additional director education activities and the Corporation shall make available a reasonable budget from which directors’ expenses in connection with such activities can be funded.

24.                               Access to Senior Employees: Independent Directors are invited to contact senior employees of the Corporation, including the Corporation’s treasurer, senior accounting officer, controller, head of internal audit, senior tax officer, corporate secretary and others, without Executive Management present.

Board Compensation and Director Equity Ownership

25.                               Board Compensation: The Board shall approve appropriate compensation, benefits and perquisites for Independent Directors following a review by, and recommendations of, the Corporate Governance, Compensation and Nominating Committee. In establishing such compensation, the Corporate Governance, Compensation and Nominating Committee shall seek to achieve the following objectives:

•                  Independent Directors should be competitively compensated in relation to peer group companies of similar size, complexity, geographic scope and other relevant measures;

•                  the compensation system should align the interests of Independent Directors with those of the Corporation’s shareholders through one or more equity-based components; however, Independent Directors’ compensation shall not include stock options;

•                  the compensation system should appropriately recognize and compensate Independent Directors who serve as committee members and committee chairs;

•                  appropriate recognition should be given to the significant contribution in time and effort required from the Board Chair; and

•                  generally, non-Independent Directors should not receive additional compensation for serving on the Board.

The current schedule of retainers and fees payable to Independent Directors is attached as Schedule A to this Board Charter.

26.                               Independent Director Share Maintenance Requirement: Independent Directors are required to own common shares and/or deferred share units (“DSUs”) of the Corporation representing five times the annual retainer payable to Independent Directors. Compliance with such share maintenance requirement shall be determined by dividing:

•                  five times the annual retainer; by

•                  the average of daily closing prices on The New York Stock Exchange of the Corporation’s common shares for the prior five calendar years,

with the result obtained being the number of shares and/or DSUs required to be held.

New directors are entitled to a period of five years from the date first elected or appointed to the Board to accumulate the required number of shares or DSUs.

Board Meeting Administration

27.                               Meetings: The Board shall hold at least five scheduled meetings each year, consisting of four quarterly meetings and one strategic planning and business plan review meeting. Other meetings shall be scheduled as required. The Independent Directors shall hold sessions without non-Independent Directors and other members of management present at each scheduled meeting.

28.                               Minimum Attendance: Each director of the Corporation is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

29.                               Meeting Agendas: The Board Chair and the Chief Executive Officer, shall establish a preliminary agenda for each Board meeting with the assistance of the Secretary of the Corporation. Any director may request items to be included on the agenda for any meeting.

30.                               Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Board meetings to permit directors to properly review and consider such materials.

Review and Revision of Charter

31.                               Annual review: The Board shall annually review this Charter and revise it from time to time in such manner as the Board sees fit. The Board has delegated to the Corporate Governance, Compensation and Nominating Committee the responsibility for recommending changes to this Board Charter.

Board Approval Date:                                                                  March 25, 2021

SCHEDULE A

SCHEDULE OF RETAINERS AND FEES PAYABLE TO INDEPENDENT DIRECTORS

Annual retainer(1)	$150,000
Comprehensive (flat fee) Board Chair annual retainer(2)	500,000
Committee members annual retainer	25,000
Additional Committee Chair annual retainer
Audit	25,000
CGCNC	25,000
Technology Committee	25,000
Special Committees	25,000
Per meeting fee	2,000
Written resolutions	400
Additional services (per day)	4,000
Travel days (per day)	4,000

Notes:

1.        Minimum 60% DSUs until minimum equity maintenance requirement met; thereafter, minimum 40% DSUs.

2.        Includes all retainers and fees, other than Special Committee retainers and fees.